        Exhibit 99.2

B Communications New Series Debentures Receive an A2 Stable Rating

Petach-Tikva, Israel, September 1, 2010 – Internet Gold – Golden lines Ltd. (Nasdaq: IGLD) today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s, has awarded Internet Gold's controlled subsidiary, B Communications (Nasdaq: BCOM) (“BCOM”) an A2 stable rating for an intended issuance of new Series of debentures. The rating was secured in advance of BCOM’s intended issuance of up to NIS 400 million of six-seven year Series debentures (in one or few series).

In awarding the Series debentures an A2 stable rating, Midroog cited the following factors: (1) BCOM’s holding of the controlling interest in Bezeq, the leading player in the Israeli communications market, which has an Aa1 stable rating; (2) the leverage inherent in BCOM’s ownership of the controlling interest in Bezeq; and (3) the financing structure for the acquisition of the Bezeq interest, including the seniority of BCOM’s debt and its ability to repay the financing secured to facilitate the Bezeq acquisition.

Midroog also based its assessment on the low level of business risk inherent in Israel’s communications market, including (1) Bezeq’s position in Israel’s communications market as the leading provider of diverse communications services to the Israeli market; and (2) the strength of the Bezeq brand, which is supported by leading technology and high-quality services and management. The Aa1 stable rating awarded to Bezeq’s debentures is based, in part, on its own leverage levels, which enable it to cover its debt quickly.

In addition, Midroog gave consideration to forecasts regarding BCOM’s cash flow, collateral, debt seniority, leverage levels and debt coverage capabilities. These considerations led Midroog to award BCOM’s Series debentures a different rating than it awarded Bezeq, BCOM’s underlying asset.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 76.62% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 30.41% in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold also owns a number of Internet media and e-Commerce companies. Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD.

For more information, please visit the following Internet sites:

www.eurocom.co.il; www.igld.com; www.bcommunications.co.il:www.ir.bezeq.co.il/

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director

i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Mor Dagan - Investor Relations

mor@km-ir.co.il / Tel: +972-3-516-7620